Exhibit 99.2

NUTRIEN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS AT AND FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2025

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of August 6, 2025. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its Audit Committee, composed entirely of independent directors. The Audit Committee reviews and, prior to its publication, approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our annual report dated February 20, 2025 (“2024 Annual Report”), which includes our annual audited consolidated financial statements (“annual financial statements”) and MD&A, and our annual information form dated February 20, 2025, each for the year ended December 31, 2024, can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. No update is provided to the disclosure in our 2024 annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

This MD&A is based on, and should be read in conjunction with, the Company’s unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2025 (“interim financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”, unless otherwise noted. This MD&A contains certain non-GAAP financial measures and ratios and forward-looking statements, which are described in the “Non-GAAP Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook and Guidance

Agriculture and Retail Markets

•

Favorable crop production prospects in the US and Brazil have pressured crop prices and prospective grower margins. Despite lower crop prices, demand for crop inputs in North America has been strong to start the third quarter of 2025 as farmers aim to maintain optimal plant health and yield potential.

•

Brazilian soybean acreage is expected to increase by one to three percent in 2025, supported by strong international soybean demand. Farmers in Brazil have been more active purchasing crop inputs in advance of the upcoming spring planting season compared to the prior two years.

•	In Australia, timely rains improved winter crop planting prospects and are expected to support crop input demand in the second half of 2025.

Crop Nutrient Markets

•

Global potash demand in the first half of 2025 was supported by strong potash affordability and low channel inventories. The settlement of contracts with India and China in June and favorable economics for key crops grown in Southeast Asia is expected to support demand in standard grade markets in the second half of 2025. Solid uptake on our potash summer fill program in North America and stable demand in Brazil are expected to support third quarter shipments. As a result, we have raised our 2025 full-year global potash shipment forecast to 73 to 75 million tonnes.

•

Global urea supply and demand has remained tight, driven by strong seasonal demand from markets including India, combined with unplanned outages in key producing regions. US urea and UAN prices have been supported by low domestic inventories and trade flow shifts which we anticipate continuing in the second half of 2025.

•	Global ammonia prices have strengthened in the third quarter of 2025 due to plant outages, project delays and improved demand from phosphate producers.

•

Phosphate markets continue to be tight due to limited supply, including from Chinese export restrictions. We anticipate that global shipments in 2025 will be constrained by supply availability and weaker grower affordability for phosphate fertilizer could impact demand.

Financial and Operational Guidance

•

Retail adjusted EBITDA guidance of $1.65 to $1.85 billion assumes higher North American crop nutrient and crop protection sales in the second half of 2025 compared to 2024, improved moisture conditions in Australia and continued recovery in Brazil.

•	Potash sales volume guidance was increased to 13.9 to 14.5 million tonnes due to expectations for higher global demand in 2025. The range is consistent with our historical share of global shipments.

•

Nitrogen sales volume guidance of 10.7 to 11.2 million tonnes assumes lower ammonia operating rates in the second half of 2025 compared to the record achieved in the first half of 2025 due to planned turnaround activity at our North American plants.

•

Phosphate sales volume guidance of 2.35 to 2.55 million tonnes assumes improved operating rates and sales volumes in the second half of 2025 compared to the prior year with the completion of planned turnarounds in the first half of 2025.

•

Total capital expenditures of $2.0 to $2.1 billion are expected to be below the prior year. This total includes approximately $400 to $500 million in investing capital expenditures focused on proprietary products, network optimization and digital capabilities in Retail, low-cost brownfield expansions in Nitrogen and mine automation projects in Potash.

•	Effective tax rate on adjusted net earnings guidance was increased to 24.0% to 26.0% due to a change to our expected geographic mix of earnings.

All guidance numbers, including those noted above, are outlined in the table below. Refer to page 58 of our 2024 Annual Report for anticipated fertilizer pricing and natural gas price sensitivities relating to adjusted EBITDA (consolidated) and adjusted net earnings per share.

	2025 Guidance Ranges [1] as of
	August 6, 2025		May 7, 2025

($ billions, except as otherwise noted)	Low	High	Low	High

Retail adjusted EBITDA	1.65	1.85	1.65	1.85

Potash sales volumes (million tonnes) [2]	13.9	14.5	13.6	14.4

Nitrogen sales volumes (million tonnes) [2]	10.7	11.2	10.7	11.2

Phosphate sales volumes (million tonnes) [2]	2.35	2.55	2.35	2.55

Depreciation and amortization	2.35	2.45	2.35	2.45

Finance costs	0.65	0.75	0.65	0.75

Effective tax rate on adjusted net earnings (%) [3]	24.0	26.0	22.0	25.0

Capital expenditures [4]	2.0	2.1	2.0	2.1

1 See the “Forward-Looking Statements” section.

2 Manufactured product only.

3 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

4 Comprised of sustaining capital expenditures, investing capital expenditures and mine development and pre-stripping capital expenditures, which are supplementary financial measures. See the “Other Financial Measures” section.

Consolidated Results

	Three Months Ended June 30			Six Months Ended June 30
($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Sales	10,438	10,156	3	15,538	15,545	-
Gross margin	3,175	2,912	9	4,495	4,449	1
Expenses	1,393	2,068	(33)	2,487	3,186	(22)
Net earnings	1,229	392	214	1,248	557	124
Adjusted EBITDA [1]	2,486	2,235	11	3,338	3,290	1
Diluted net earnings per share (dollars) [2]	2.50	0.78	221	2.52	1.10	129
Adjusted net earnings per share (dollars) [1,2]	2.65	2.34	13	2.75	2.81	(2)

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

2 All references to per share amounts pertain to diluted net earnings per share, unless otherwise noted.

Net earnings and adjusted EBITDA increased in the second quarter and first half of 2025 compared to the same periods in 2024, primarily due to higher fertilizer sales volumes and net selling prices. Net earnings in the second quarter of 2024 were impacted by non-cash impairments of assets and a loss on foreign currency derivatives in Brazil.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and six months ended June 30, 2025 to the results for the three and six months ended June 30, 2024, unless otherwise noted.

Nutrien Ag Solutions (“Retail”)

	Three Months Ended June 30			Six Months Ended June 30
($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Sales	7,959	8,074	(1)	11,049	11,382	(3)
Cost of goods sold	5,941	6,045	(2)	8,345	8,606	(3)
Gross margin	2,018	2,029	(1)	2,704	2,776	(3)
Adjusted EBITDA [1]	1,149	1,128	2	1,195	1,205	(1)

1 See Note 2 to the interim financial statements.

•

Retail adjusted EBITDA increased in the second quarter of 2025 due to higher gross margin for crop nutrients and lower expenses, partially offset by lower seed margins. Dry weather in Australia and wet conditions in the southern US impacted crop input sales and margins in the first half of 2025, offsetting a six percent reduction in selling and general and administrative expenses and higher crop nutrient volumes in North America.

	Three Months Ended June 30				Six Months Ended June 30
	Sales		Gross Margin		Sales		Gross Margin
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024
Crop nutrients	3,391	3,281	697	686	4,585	4,590	916	940
Crop protection products	2,666	2,733	676	677	3,638	3,847	867	911
Seed	1,278	1,434	266	296	1,810	1,919	336	355
Services and other	286	292	235	239	432	448	353	364
Merchandise	238	245	44	42	427	445	75	73
Nutrien Financial	135	133	135	133	205	199	205	199
Nutrien Financial elimination [1]	(35)	(44)	(35)	(44)	(48)	(66)	(48)	(66)
Total	7,959	8,074	2,018	2,029	11,049	11,382	2,704	2,776

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

•

Crop nutrients sales and gross margin increased in the second quarter of 2025 due to higher sales volumes and selling prices in North America, partially offset by lower sales volumes in Australia due to hot and dry conditions. First half of 2025 sales and gross margin were impacted by lower sales volumes due to strategic actions related to our margin improvement plan in Brazil.

•	Crop protection products sales and gross margin were lower in the second quarter and first half of 2025 due to hot and dry conditions in Australia and product mix shifts in North America.

•

Seed sales and gross margin decreased in the second quarter and first half of 2025 due to weather related impacts in the southern US leading to fewer planted acres which impacted proprietary products gross margin.

Supplemental Data	Three Months Ended June 30				Six Months Ended June 30
	Gross Margin		% of Product Line [1]		Gross Margin		% of Product Line [1]
($ millions, except as otherwise noted)	2025	2024	2025	2024	2025	2024	2025	2024
Proprietary products
Crop nutrients	228	220	33	32	297	290	32	31
Crop protection products	246	227	37	34	299	310	34	34
Seed	87	127	37	44	115	144	34	41
Merchandise	3	4	6	9	6	7	7	9
Total	564	578	29	29	717	751	27	27

1 Represents percentage of proprietary product margins over total product line gross margin.

	Three Months Ended June 30				Six Months Ended June 30
	Sales Volumes (tonnes - thousands)		Gross Margin / Tonne (dollars)		Sales Volumes (tonnes - thousands)		Gross Margin / Tonne (dollars)
	2025	2024	2025	2024	2025	2024	2025	2024
Crop nutrients
North America	4,419	4,298	146	146	5,883	5,762	142	144
International	1,072	1,125	48	53	1,898	2,043	42	54
Total	5,491	5,423	127	127	7,781	7,805	118	120

(percentages)	June 30, 2025	December 31, 2024
Financial performance measures [1,2]
Cash operating coverage ratio	63	63
Adjusted average working capital to sales	21	20
Adjusted average working capital to sales excluding Nutrien Financial	1	-
Nutrien Financial adjusted net interest margin	5.3	5.3

1 Rolling four quarters.

2 These are non-GAAP financial measures. See the “Non-GAAP Financial Measures” section.

Potash

	Three Months Ended June 30			Six Months Ended June 30
($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Net sales	991	756	31	1,735	1,569	11
Cost of goods sold	440	359	23	820	717	14
Gross margin	551	397	39	915	852	7
Adjusted EBITDA [1]	630	472	33	1,076	1,002	7

1 See Note 2 to the interim financial statements.

•	Potash adjusted EBITDA increased in the second quarter and first half of 2025 due to higher net selling prices and record sales volumes, partially offset by higher provincial mining taxes.

Manufactured Product	Three Months Ended June 30		Six Months Ended June 30
($ per tonne, except as otherwise noted)	2025	2024	2025	2024
Sales volumes (tonnes - thousands)
North America	1,038	914	2,350	2,221
Offshore	2,951	2,649	5,041	4,755
Total sales volumes	3,989	3,563	7,391	6,976
Net selling price
North America	279	301	259	306
Offshore	237	182	224	187
Average net selling price	248	212	235	225

Cost of goods sold	110	101	112	103
Gross margin	138	111	123	122

Depreciation and amortization	47	42	47	43

Gross margin excluding depreciation and amortization [1]	185	153	170	165

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•

Sales volumes in the second quarter and first half of 2025 were the highest on record, supported by healthy potash affordability and strong underlying consumption in North America and key offshore markets.

•

Net selling price per tonne increased in the second quarter and first half of 2025 driven by higher benchmark prices in Brazil and Southeast Asia, partially offset by lower benchmark prices in North America compared to the same periods last year.

•

Cost of goods sold per tonne increased in the second quarter and first half of 2025 primarily due to higher depreciation. Controllable cash cost of product manufactured per tonne increased in the first half of 2025 driven by lower planned potash production and higher turnaround costs.

Supplemental Data	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Production volumes (tonnes – thousands)	3,531	3,575	6,820	7,140

Potash controllable cash cost of product manufactured per tonne [1]	55	50	57	53
Canpotex sales by market (percentage of sales volumes) [2]
Latin America	42	44	37	38
Other Asian markets [3]	34	27	33	30
China	8	7	12	13
India	-	8	2	6
Other markets	16	14	16	13
Total	100	100	100	100

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

2 See Note 8 to the interim financial statements.

3 All Asian markets except China and India.

Nitrogen

	Three Months Ended June 30			Six Months Ended June 30
($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Net sales	1,260	1,028	23	2,214	1,939	14
Cost of goods sold	744	650	14	1,407	1,254	12
Gross margin	516	378	37	807	685	18
Adjusted EBITDA [1]	667	594	12	1,075	1,058	2

1 See Note 2 to the interim financial statements.

•

Nitrogen adjusted EBITDA increased in the second quarter and first half of 2025 due to higher net selling prices and higher sales volumes, which more than offset higher natural gas costs and lower equity earnings from Profertil S.A. Second quarter of 2024 adjusted EBITDA benefited from insurance recoveries included in other income. Our operations delivered a record ammonia operating rate of 98 percent in the first half of 2025, achieved through improved reliability at our sites.

Manufactured Product	Three Months Ended June 30		Six Months Ended June 30

($ per tonne, except as otherwise noted)	2025	2024	2025	2024
Sales volumes (tonnes - thousands)
Ammonia	734	698	1,230	1,215
Urea and ESN®	961	864	1,756	1,639
Solutions, nitrates and sulfates	1,322	1,256	2,500	2,471
Total sales volumes	3,017	2,818	5,486	5,325
Net selling price
Ammonia	408	405	412	404
Urea and ESN®	509	445	477	438
Solutions, nitrates and sulfates	287	238	263	232
Average net selling price	387	343	365	335

Cost of goods sold	219	211	222	209
Gross margin	168	132	143	126

Depreciation and amortization	55	54	56	54

Gross margin excluding depreciation and amortization [1]	223	186	199	180

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•	Sales volumes increased in the second quarter and first half of 2025 due to strong demand and increased production of ammonia and upgraded nitrogen products.

•

Net selling price per tonne was higher in the second quarter and first half of 2025 for all major upgraded nitrogen products due to stronger benchmark prices. Ammonia net selling price per tonne was higher in the second quarter of 2025 despite lower global benchmark prices, reflecting the favorable mix of fertilizer sales in the quarter.

•	Cost of goods sold per tonne increased in the second quarter and first half of 2025 due to higher natural gas costs.

Supplemental Data	Three Months Ended June 30		Six Months Ended June 30

	2025	2024	2025	2024
Sales volumes (tonnes – thousands)
Fertilizer	1,845	1,716	3,234	3,139
Industrial and feed	1,172	1,102	2,252	2,186
Production volumes (tonnes – thousands)
Ammonia production – total [1]	1,535	1,383	3,078	2,835
Ammonia production – adjusted [1,2]	1,088	999	2,164	2,017
Ammonia operating rate (%) [2]	98	89	98	91
Natural gas costs (dollars per MMBtu)
Overall natural gas cost excluding realized derivative impact	3.31	2.65	3.61	2.91
Realized derivative impact [3]	-	0.10	-	0.07
Overall natural gas cost	3.31	2.75	3.61	2.98

1 All figures are provided on a gross production basis in thousands of product tonnes.

2 Excludes Trinidad and Joffre.

3 Includes realized derivative impacts recorded as part of cost of goods sold or other income and expenses. Refer to Note 3 to the interim financial statements.

Phosphate

	Three Months Ended June 30			Six Months Ended June 30
($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Net sales	396	394	1	756	831	(9)
Cost of goods sold	363	361	1	724	733	(1)
Gross margin	33	33	-	32	98	(67)
Adjusted EBITDA [1]	92	88	5	153	209	(27)

1 See Note 2 to the interim financial statements.

•

Phosphate adjusted EBITDA was higher in the second quarter due to higher net selling prices, partially offset by lower sales volumes and higher sulfur input costs. Adjusted EBITDA for the first half of 2025 decreased due to the impact of lower production volumes and higher sulfur input costs, which more than offset higher net selling prices.

Manufactured Product	Three Months Ended June 30		Six Months Ended June 30

($ per tonne, except as otherwise noted)	2025	2024	2025	2024
Sales volumes (tonnes - thousands)
Fertilizer	374	415	706	862
Industrial and feed	169	169	337	342
Total sales volumes	543	584	1,043	1,204
Net selling price
Fertilizer	666	601	661	614
Industrial and feed	821	830	819	839
Average net selling price	714	667	712	678

Cost of goods sold	646	602	672	590
Gross margin	68	65	40	88

Depreciation and amortization	125	116	134	115

Gross margin excluding depreciation and amortization [1]	193	181	174	203

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•	Sales volumes were lower in the second quarter and first half of 2025 due to the impact of lower production volumes in the first quarter.

•

Net selling price per tonne increased in the second quarter and first half of 2025 due to strong phosphate fertilizer fundamentals and optimization of product mix, partially offset by lower industrial net selling prices which reflect the typical lag in price realizations relative to benchmark prices.

•

Cost of goods sold per tonne increased in the second quarter and first half of 2025 due to increased sulfur input costs, higher depreciation and the impact of lower production volumes in the first quarter.

Supplemental Data	Three Months Ended June 30		Six Months Ended June 30

	2025	2024	2025	2024
Production volumes (P2O5 tonnes – thousands)	333	326	615	678

P2O5 operating rate (%)	79	77	73	80

Corporate and Others and Eliminations

	Three Months Ended June 30			Six Months Ended June 30
($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Corporate and Others
Gross margin [1]	1	-	n/m	11	-	n/m
Selling expenses	(2)	(3)	(33)	(5)	(5)	-
General and administrative expenses	95	98	(3)	193	187	3
Share-based compensation expense	49	10	390	91	16	469
Foreign exchange loss, net of related derivatives	22	285	(92)	29	328	(91)
Other expenses	46	26	77	64	80	(20)
Adjusted EBITDA [1]	(104)	(121)	(14)	(185)	(222)	(17)
Eliminations
Gross margin	56	75	(25)	26	38	(32)
Adjusted EBITDA [1]	52	74	(30)	24	38	(37)

1 See Note 2 to the interim financial statements.

•

Share-based compensation expense was higher in the second quarter and first half of 2025 due to an increase in the fair value of our share-based awards. The fair value of our share-based awards takes into consideration several factors such as our share price movement, our performance relative to our peer group and our return on invested capital.

•	Foreign exchange loss, net of related derivatives was lower in the second quarter and first half of 2025 due to a lower loss on foreign currency derivatives in Brazil.

Finance Costs, Income Taxes and Other Comprehensive Income (Loss)

	Three Months Ended June 30			Six Months Ended June 30
($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Finance costs	155	162	(4)	334	341	(2)
Income taxes
Income tax expense	398	290	37	426	365	17
Actual effective tax rate including discrete items (%)	24	43	(44)	25	40	(38)
Other comprehensive income (loss)	184	44	318	209	(58)	n/m

•

Income tax expense was higher in the second quarter and first half of 2025 mainly due to higher earnings. The decrease in the effective tax rate on ordinary earnings in the second quarter and first half of 2025 was mainly due to lower losses in South America.

•

Other comprehensive income (loss) is primarily driven by changes in the currency translation of our foreign operations. In the second quarter and first half of 2025, the gain was higher mainly due to the appreciation of the Brazilian, Australian and Canadian currencies, relative to the US dollar, compared to a depreciation of Brazilian and Canadian currencies relative to the US dollar for the same periods in 2024.

Liquidity and Capital Resources

Sources and uses of liquidity

We continued to manage our capital in accordance with our capital allocation strategy. We believe that our internally generated cash flow, supplemented by available borrowings under new or existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements for the foreseeable future. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Sources and uses of cash

	Three Months Ended June 30			Six Months Ended June 30
($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Cash provided by operating activities	2,538	1,807	40	1,456	1,320	10
Cash used in investing activities	(495)	(614)	(19)	(738)	(1,108)	(33)
Cash used in financing activities	(1,572)	(684)	130	(207)	(136)	52
Cash used for dividends and share repurchases [1]	(373)	(266)	40	(786)	(527)	49

1 This is a supplementary financial measure. See the “Other Financial Measures” section.

Cash provided by operating activities

•   Cash provided by operating activities in the second quarter was higher compared to the same period in 2024 due to higher fertilizer sales volumes and net selling prices. Cash provided by operating activities in the first half of 2025 was higher due to lower cash income taxes paid.

Cash used in investing activities

•   Cash used in investing activities was lower in the second quarter and first half of 2025 due to lower capital expenditures. The first half of 2025 also included proceeds from the sale of our investment in Sinofert Holdings Limited (“Sinofert”).

Cash used in financing activities

•   Cash used in financing activities was higher in the second quarter of 2025 as $1.0 billion in senior notes were issued in the second quarter of 2024 with no comparable issuance in the second quarter of 2025. There was also a higher repayment of senior notes maturing in the second quarter of 2025 partially offset by increased commercial paper issuances. The first half of 2025 was higher compared to 2024, primarily from higher share repurchases.

Cash used for dividends and share repurchases	• Cash used for dividends and share repurchases was higher in the second quarter and first half of 2025 as a result of share repurchases in 2025 that did not occur in the same periods in 2024.

Financial Condition Review

The following is a comparison of balance sheet categories that are considered material:

	As at
($ millions, except as otherwise noted)	June 30, 2025	December 31, 2024	$	Change	% Change
Assets
Cash and cash equivalents	1,387	853		534	63
Receivables	8,086	5,390		2,696	50
Inventories	5,576	6,148		(572)	(9)
Prepaid expenses and other current assets	566	1,401		(835)	(60)
Property, plant and equipment	22,496	22,604		(108)	-
Investments	407	698		(291)	(42)
Liabilities and Shareholders’ Equity
Short-term debt	1,882	1,534		348	23
Payables and accrued charges	8,991	9,118		(127)	(1)
Long-term debt, including current portion	10,405	9,918		487	5
Retained earnings	11,719	11,106		613	6

•	Explanations for changes in Cash and cash equivalents are in the “Liquidity and Capital Resources - Sources and uses of cash” section.

•	Receivables increased primarily due to the seasonality of Retail sales and higher Potash sales volumes.

•

Inventories decreased due to the seasonality of our Retail segment. Our North American inventory levels typically build up at year end in preparation for the following year’s planting and application season and are drawn on in the succeeding quarters.

•	Prepaid expenses and other current assets decreased due to Retail taking delivery of prepaid inventories during the planting and application season in North America.

•	Property, plant and equipment decreased due to depreciation more than offsetting capital expenditures.

•	Investments decreased due to the disposal of our remaining investment in Sinofert in the first half of 2025 and dividends received from Profertil S.A.

•	Short-term debt increased due to higher draws on our credit facilities based on our working capital requirements driven by the seasonality of our business.

•

Payables and accrued charges decreased due to lower customer prepayments in North America as Retail customers took delivery of prepaid sales, partially offset by higher income tax payable from strong earnings in the second quarter of 2025.

•

Long-term debt, including current portion, increased due to the issuance of $1,000 million of senior notes in the first quarter of 2025, partially offset by the repayment of $500 million of senior notes in the second quarter of 2025.

•	Retained earnings increased as net earnings exceeded dividends declared and share repurchases in the first half of 2025.

Capital Structure and Management

Principal debt instruments

As part of the normal course of business, we closely monitor our liquidity position. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We continually evaluate various financing arrangements and may seek to engage in transactions from time to time when market and other conditions are favorable. We were in compliance with our debt covenants and did not have any changes to our credit ratings for the six months ended June 30, 2025.

Capital structure (debt and equity)

($ millions)	June 30, 2025	December 31, 2024

Short-term debt	1,882	1,534

Current portion of long-term debt	538	1,037

Current portion of lease liabilities	363	356

Long-term debt	9,867	8,881

Lease liabilities	988	999

Shareholders’ equity	25,120	24,442

Commercial paper, credit facilities and other debt

We have a total facility limit of approximately $8,030 million comprised of several credit facilities available in the jurisdictions where we operate. In North America, we have a commercial paper program, which is limited to the undrawn amount under our $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

As at June 30, 2025, we utilized $1,934 million of our total facility limit, which includes $1,654 million of commercial paper outstanding.

As at June 30, 2025, $214 million in letters of credit were outstanding and committed, with $452 million of remaining credit available under our letter of credit facilities.

Our long-term debt consists primarily of notes and debentures. See the “Capital Structure and Management” section of our 2024 Annual Report for information on balances, rates and maturities for our notes and debentures. During the first half of 2025, we issued $400 million of 4.500 percent senior notes due March 12, 2027 and $600 million of 5.250 percent senior notes due March 12, 2032, and repaid our $500 million 3.000 percent senior notes upon maturity on April 1, 2025. See note 6 to the interim financial statements.

Outstanding share data

As at August 5, 2025

Common shares	485,884,041

Options to purchase common shares	2,680,721

For more information on our capital management, see Note 4 to the annual financial statements in our 2024 Annual Report.

Quarterly Results

($ millions, except as otherwise noted)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023

Sales	10,438	5,100	5,079	5,348	10,156	5,389	5,664	5,631

Net earnings	1,229	19	118	25	392	165	176	82

Net earnings attributable to equity holders of Nutrien	1,221	11	113	18	385	158	172	75

Net earnings per share attributable to equity holders of Nutrien

Basic	2.51	0.02	0.23	0.04	0.78	0.32	0.35	0.15

Diluted	2.50	0.02	0.23	0.04	0.78	0.32	0.35	0.15

Our quarterly earnings are significantly affected by the seasonality of our business, fertilizer benchmark prices, which have been volatile over the last two years and are affected by demand-supply conditions, grower affordability and weather. See Note 2 to the interim financial statements.

The following table describes certain items that impacted our quarterly earnings:

Quarter	Transaction or Event
Q2 2024

$530 million non-cash impairment of assets comprised of a $335 million non-cash impairment of our Retail – Brazil intangible assets and property plant and equipment due to the ongoing market instability and more moderate margin expectations, and a $195 million non-cash impairment of our Geismar Clean Ammonia project property, plant and equipment as we are no longer pursuing the project. Net earnings also included a foreign exchange loss of $220 million on foreign currency derivatives in Brazil.

Critical Accounting Estimates

Our significant accounting policies are disclosed in our 2024 Annual Report. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the Audit Committee of the Board. Our critical accounting estimates are discussed on pages 65 to 66 of our 2024 Annual Report. There were no material changes to our critical accounting estimates for the three or six months ended June 30, 2025.

Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change in our ICFR during the three months ended June 30, 2025, that has materially affected, or is reasonably likely to materially affect, our ICFR.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Market Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to:

Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s revised 2025 full-year guidance, including expectations regarding Retail adjusted EBITDA, Potash sales volumes, Nitrogen sales volumes, Phosphate sales volumes, depreciation and amortization, finance costs, effective tax rate on adjusted net earnings and capital expenditures, including the assumptions and expectations stated therein; expectations regarding our capital allocation intentions and strategies; our ability to advance strategic priorities that strengthen our core business and deliver structural improvements to our earnings and free cash flow; capital spending expectations for 2025 and beyond; expectations regarding performance of our operating segments in 2025 and beyond; the expectation that internally generated cash flow, supplemented by available borrowings, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements; expectations regarding payment of dividends and share repurchases; our operating segment market outlooks and our expectations for market conditions and fundamentals, and the anticipated supply and demand for our products and services, including the expected impact of supply availability on global shipments of phosphate fertilizer and the expected impact of affordability on demand, expected market, industry and growing conditions with respect to crop nutrient application rates, planted acres, farmer crop investment, crop mix, including the need to replenish soil nutrient levels, production volumes and expenses, shipments, natural gas costs and availability, consumption, prices, operating rates and the impact of seasonality, import and export volumes, tariffs, trade or export restrictions, economic sanctions and restrictions, operating rates, inventories, crop development and natural gas curtailments; expectations regarding demand in standard grade markets for the second half of 2025; the expected impact of uptake on Nutrien’s summer fill program on third quarter shipments; expectations regarding the demand for crop inputs in North America and Australia; the anticipated inventory levels and trade flow shifts in the second half of 2025 and into 2026 and the expected impact on US urea and UAN prices; the negotiation of sales contracts; acquisitions and divestitures and the anticipated benefits thereof; and expectations in connection with our ability to deliver long-term returns to shareholders.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

The additional key assumptions that have been made in relation to the operation of our business as currently planned and our ability to achieve our business objectives include, among other things, assumptions with respect to: our ability to successfully implement our business strategies, growth and capital allocation investments and initiatives that we will conduct our operations and achieve results of operations as anticipated; growth in crop nutrient sales volumes; our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures; increased proprietary products gross margin; continued Retail recovery in Brazil; a return to historical average crop protection product margin percentages; continued reliability improvements; higher operating rates in Phosphate and Nitrogen; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, demand, supply, product availability, shipments, consumption, weather conditions, supplier agreements, product distribution agreements, inventory levels, exports, tariffs, including general or retaliatory tariffs, trade restrictions, international trade arrangements, crop development and cost of labor and interest, exchange and effective tax rates; potash demand growth in offshore markets and normalization of Canpotex port operations; global economic conditions and the accuracy of our market outlook expectations for 2025 and in the future; assumptions related to our assessment of recoverable amount estimates of our assets; our intention to complete share repurchases under our normal course issuer bid programs, the funding of such share repurchases, existing and future market conditions, including with respect to the price of our common shares, capital allocation priorities and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies and assumptions related to our ability to fund our dividends at the current level; our expectations regarding the impacts, direct and indirect, of certain geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; availability of investment opportunities that align with our strategic priorities and growth strategy; our ability to maintain investment grade ratings and achieve our performance targets; and our ability to successfully negotiate sales and other contracts and our ability to successfully implement new initiatives and programs.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to achieve expected results of our business strategy, capital allocation initiatives, results of operations or targets, such as our targeted $200 million in annual consolidated cost savings, expected capital expenditures in 2025, delivering upstream fertilizer sales volume growth and advancing high-return downstream Retail growth opportunities; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; seasonality; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including general or retaliatory tariffs, trade restrictions, or other changes to international trade arrangements; the effects of current and future multinational trade agreements or other developments affecting the level of trade or export restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax, antitrust and other laws or regulations and the interpretation thereof; political or military risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism and industrial espionage; our ability to access sufficient, cost-effective and timely transportation, distribution and storage of products (including potential rail transportation and port disruptions due to labor strikes and/or work stoppages or other similar actions); the occurrence of a major environmental or safety incident or becoming subject to legal or regulatory proceedings; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities or challenges related to our major facilities that are out of our control; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; the risk that rising interest rates and/or deteriorated business operating results may result in the further impairment of assets or goodwill attributed to certain of our cash generating units; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East, and their potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social and governance matters, and achieve related expectations, targets and commitments, including risks associated with disclosure thereof; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC.

The purpose of our Retail adjusted EBITDA, depreciation and amortization, finance costs, effective tax rate and capital expenditures guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms and definitions” section of our 2024 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

Non-GAAP Financial Measures

We use both IFRS measures and certain non-GAAP financial measures to assess performance. Non-GAAP financial measures are financial measures disclosed by the Company that: (a) depict historical or expected future financial performance, financial position or cash flow of the Company; (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the Company; (c) are not disclosed in the financial statements of the Company; and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by the Company that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the Company.

These non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-GAAP financial measures and non-GAAP ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-GAAP financial measures and non-GAAP ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on disposal of certain businesses and investments, asset retirement obligations (“ARO”) and accrued environmental costs (“ERL”) related to our non-operating sites, and loss related to financial instruments in Argentina.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations and as a component of employee remuneration calculations.

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2025	2024	2025	2024

Net earnings	1,229	392	1,248	557

Finance costs	155	162	334	341

Income tax expense	398	290	426	365

Depreciation and amortization	614	586	1,185	1,151

EBITDA [1]	2,396	1,430	3,193	2,414

Adjustments:

Share-based compensation expense	49	10	91	16

Foreign exchange loss, net of related derivatives	22	285	29	328

ARO/ERL related (income) expenses for non-operating sites	(2)	(35)	3	(32)

Loss related to financial instruments in Argentina	-	15	-	34

Restructuring costs	21	-	22	-

Impairment of assets	-	530	-	530
Adjusted EBITDA	2,486	2,235	3,338	3,290

1 EBITDA is calculated as net earnings before finance costs, income taxes, and depreciation and amortization.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and diluted net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on disposal of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, asset retirement obligations and accrued environmental costs related to our non-operating sites, loss related to financial instruments in Argentina, change in recognition of tax losses and deductible temporary differences related to impairments and certain changes to tax declarations. We generally apply the annual forecasted effective tax rate to specific adjustments during the year, and at year-end, we apply the actual effective tax rate.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	Three Months Ended June 30, 2025			Six Months Ended June 30, 2025
($ millions, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share
Net earnings attributable to equity holders of Nutrien		1,221	2.50		1,232	2.52
Adjustments:
Share-based compensation expense	49	37	0.08	91	68	0.14
Foreign exchange loss, net of related derivatives	22	17	0.04	29	23	0.05
Restructuring costs	21	17	0.03	22	18	0.04
ARO/ERL related (income) expenses for non-operating sites	(2)	(1)	-	3	3	-
Sub-total adjustments	90	70	0.15	145	112	0.23
Adjusted net earnings		1,291	2.65		1,344	2.75

	Three Months Ended June 30, 2024			Six Months Ended June 30, 2024
($ millions, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share
Net earnings attributable to equity holders of Nutrien		385	0.78		543	1.10
Adjustments:
Share-based compensation expense	10	8	0.02	16	12	0.02
Foreign exchange loss, net of related derivatives	285	283	0.57	328	333	0.67
Impairment of assets	530	491	1.00	530	491	1.00
ARO/ERL related (income) for non-operating sites	(35)	(25)	(0.06)	(32)	(23)	(0.05)
Loss related to financial instruments in Argentina	15	15	0.03	34	34	0.07
Sub-total adjustments	805	772	1.56	876	847	1.71
Adjusted net earnings		1,157	2.34		1,390	2.81

Effective Tax Rate on Adjusted Net Earnings Guidance

Effective tax rate on adjusted net earnings guidance is a forward-looking non-GAAP financial measure as it includes adjusted net earnings, which is a non-GAAP financial measure. It is provided to assist readers in understanding our expected financial results. Effective tax rate on adjusted net earnings guidance excludes certain items that management is aware of that permit management to focus on the performance of our operations (see the Adjusted Net Earnings and Adjusted Net Earnings Per Share section for items generally adjusted). We do not provide a reconciliation of this forward-looking measure to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed.

Gross Margin Excluding Depreciation and Amortization Per Tonne – Manufactured Product

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Controllable Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions, supporting a focus on the performance of our day-to-day operations. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

	Three Months Ended June 30		Six Months Ended June 30
($ millions, except as otherwise noted)	2025	2024	2025	2024
Total COGS – Potash	440	359	820	717
Change in inventory	(58)	(7)	(51)	21
Other adjustments [1]	(8)	(6)	(21)	(9)
COPM	374	346	748	729
Depreciation and amortization in COPM	(147)	(141)	(292)	(294)
Royalties in COPM	(23)	(20)	(42)	(39)
Natural gas costs and carbon taxes in COPM	(10)	(8)	(22)	(20)
Controllable cash COPM	194	177	392	376
Production volumes (tonnes – thousands)	3,531	3,575	6,820	7,140
Potash controllable cash COPM per tonne	55	50	57	53

1 Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Nutrien Financial Adjusted Net Interest Margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial net receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and others to evaluate the financial performance of Nutrien Financial.

	Rolling Four Quarters Ended June 30, 2025
($ millions, except as otherwise noted)	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Total/Average
Nutrien Financial revenue	85	77	70	135
Deemed interest expense [1]	(52)	(45)	(29)	(49)
Net interest	33	32	41	86	192

Average Nutrien Financial net receivables	4,318	2,877	2,569	4,645	3,602
Nutrien Financial adjusted net interest margin (%)					5.3

	Rolling Four Quarters Ended December 31, 2024
($ millions, except as otherwise noted)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Total/Average
Nutrien Financial revenue	66	133	85	77
Deemed interest expense [1]	(27)	(50)	(52)	(45)
Net interest	39	83	33	32	187

Average Nutrien Financial net receivables	2,489	4,560	4,318	2,877	3,561
Nutrien Financial adjusted net interest margin (%)					5.3

1 Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses (income), excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate cash flow.

	Rolling Four Quarters Ended June 30, 2025
($ millions, except as otherwise noted)	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Total
Selling expenses	815	808	755	948	3,326
General and administrative expenses	51	37	44	44	176
Other expenses (income)	32	(8)	25	54	103
Operating expenses	898	837	824	1,046	3,605
Depreciation and amortization in operating expenses	(182)	(186)	(179)	(172)	(719)
Operating expenses excluding depreciation and amortization	716	651	645	874	2,886

Gross margin	859	986	686	2,018	4,549
Depreciation and amortization in cost of goods sold	8	5	5	5	23
Gross margin excluding depreciation and amortization	867	991	691	2,023	4,572
Cash operating coverage ratio (%)					63

	Rolling Four Quarters Ended December 31, 2024

($ millions, except as otherwise noted)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Total
Selling expenses	790	1,005	815	808	3,418
General and administrative expenses	52	51	51	37	191
Other expenses (income)	22	41	32	(8)	87
Operating expenses	864	1,097	898	837	3,696
Depreciation and amortization in operating expenses	(190)	(193)	(182)	(186)	(751)
Operating expenses excluding depreciation and amortization	674	904	716	651	2,945

Gross margin	747	2,029	859	986	4,621
Depreciation and amortization in cost of goods sold	4	3	8	5	20
Gross margin excluding depreciation and amortization	751	2,032	867	991	4,641
Cash operating coverage ratio (%)					63

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working

Capital to Sales Excluding Nutrien Financial

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the sales and working capital of certain acquisitions during the first year following the acquisition. We also look at this metric excluding Nutrien Financial revenue and working capital.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling Four Quarters Ended June 30, 2025
($ millions, except as otherwise noted)	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Average/Total
Current assets	10,559	10,360	11,510	11,442
Current liabilities	(5,263)	(8,028)	(7,561)	(8,051)
Working capital	5,296	2,332	3,949	3,391	3,742
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	5,296	2,332	3,949	3,391	3,742
Nutrien Financial working capital	(4,318)	(2,877)	(2,569)	(4,645)
Adjusted working capital excluding Nutrien Financial	978	(545)	1,380	(1,254)	140

Sales	3,271	3,179	3,090	7,959
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	3,271	3,179	3,090	7,959	17,499
Nutrien Financial revenue	(85)	(77)	(70)	(135)
Adjusted sales excluding Nutrien Financial	3,186	3,102	3,020	7,824	17,132

Adjusted average working capital to sales (%)					21
Adjusted average working capital to sales excluding Nutrien Financial (%)					1

	Rolling Four Quarters Ended December 31, 2024
($ millions, except as otherwise noted)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Average/Total
Current assets	11,821	11,181	10,559	10,360
Current liabilities	(8,401)	(8,002)	(5,263)	(8,028)
Working capital	3,420	3,179	5,296	2,332	3,557
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	3,420	3,179	5,296	2,332	3,557
Nutrien Financial working capital	(2,489)	(4,560)	(4,318)	(2,877)
Adjusted working capital excluding Nutrien Financial	931	(1,381)	978	(545)	(4)

Sales	3,308	8,074	3,271	3,179
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	3,308	8,074	3,271	3,179	17,832
Nutrien Financial revenue	(66)	(133)	(85)	(77)
Adjusted sales excluding Nutrien Financial	3,242	7,941	3,186	3,102	17,471

Adjusted average working capital to sales (%)					20
Adjusted average working capital to sales excluding Nutrien Financial (%)					-

Other Financial Measures

Selected Additional Financial Data

Nutrien Financial	As at June 30, 2025							As at December 31, 2024

($ millions)	Current	<31 Days Past Due	31–90 Days Past Due	>90 Days Past Due	Gross Receivables	Allowance [1]	Net Receivables [2]	Net Receivables

North America	3,384	192	62	257	3,895	(76)	3,819	2,178
International	724	55	17	43	839	(13)	826	699
Nutrien Financial receivables	4,108	247	79	300	4,734	(89)	4,645	2,877

1 Bad debt expense on the above receivables for the six months ended June 30, 2025 were $38 million, in the Retail segment.

2 In 2025, we assume a debt-to-equity ratio of 9:1 (2024 – 7:1) in funding Nutrien Financial receivables, based on the underlying credit quality of the assets.

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by the Company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of the Company, (b) are not disclosed in the financial statements of the Company, (c) are not non-GAAP financial measures, and (d) are not non-GAAP ratios.

The following section provides an explanation of the composition of those supplementary financial measures, if not previously provided.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Investing capital expenditures: Represents capital expenditures related to significant expansions of current operations or to create cost savings (synergies). Investing capital expenditures exclude capital outlays for business acquisitions and equity-accounted investees.

Mine development and pre-stripping capital expenditures: Represents capital expenditures that are required for activities to open new areas underground and/or develop a mine or ore body to allow for future production mining and activities required to prepare and/or access the ore, i.e., removal of an overburden that allows access to the ore.

Cash used for dividends and share repurchases: Calculated as dividends paid to Nutrien’s shareholders plus repurchase of common shares as reflected in the unaudited condensed consolidated statements of cash flows. This measure is useful as it represents return of capital to shareholders.